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STEPHANIE CAPISTRON stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

February 8, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 3

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 3 to the Registrant’s registration statement on Form N-1A. PEA No. 3 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor All-Weather Inflation Focus ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 3.

COMMENT 1:	(Prospectus and SAI) Please include on the registration cover page the approximate date of proposed public offering, title of securities being registered and date of effectiveness.

Response:	The Registrant has added the disclosure.

COMMENT 2:	(Prospectus and SAI) Please update the EDGAR series and class information with the Fund’s ticker symbol.

February 3, 2022 Page 2

Response:	The Registrant has updated EDGAR accordingly.

COMMENT 3:	(Prospectus and SAI) Please provide the Staff with a copy of the Index methodology and a sample list of holdings.

Response:	The Registrant represents that the requested information has been provided under separate cover.

COMMENT 4:	(Prospectus – Fund Summary – Fees and Expense of the Fund) Please provide the Staff with a completed fee table and expense example prior to the effective date of the registration statement.

Response:	The “Annual Fund Operating Expenses” and “Expense Example” tables for the Fund have been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus.

COMMENT 5:

(Prospectus and SAI)

We have significant concerns with the quality of the strategy disclosure, the characterization of the strategy as an index, and the role played by the subadviser/index provider. Our concerns are discussed in greater detail below. Please note our expectation that you will work with the Staff to address these concerns and BXT the filing as necessary.

Response:	The Registrant acknowledges this statement.

COMMENT 6:

(Prospectus and SAI)

As written, the strategy and risk disclosure are difficult for retail investors to understand. They do not adequately inform investors of the types of investment exposures provided by the Fund, why or how the exposures will change over time, or the overall thesis behind the Index. Please revise to describe the Index and the strategy for tracking the Index in clear, concise, and understandable language. Please provide the Staff with revised disclosure in the response letter.

February 3, 2022 Page 3

Response:	The Registrant has revised the disclosure as reflected in Post-Effective Amendment No. 8 to the Registrant’s registration statement (“PEA 8”).

COMMENT 7:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states “[t]he Fund pursues its investment objective by investing [directly or indirectly] in excess return swaps…”. Please explain what an excess return swap is as you do on page 6. Please also confirm the accuracy of the statement, including (i) whether swaps are included in or track the Index; (ii) who the counterparties to the swaps are; and (iii) how the Subadviser assesses the liquidity of the swaps.

Response:	The Registrant has revised the disclosure as reflected in PEA 8. With respect to the liquidity of the swaps, the Registrant notes that the swaps can be terminated at any time.

COMMENT 8:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please inform the Staff when the Index was developed and whether the Subadviser has any other agreements with third parties to use the Index for investment purposes or otherwise.

Response:	The Index was developed in 2021. Currently, the Subadviser does not have any other agreements with third parties to use the index.

COMMENT 9:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please explain in plain English what it means for the Index to be “calculated on a total return basis, which combines the returns of the futures contracts with the returns on cash collateral invested in 13-week U.S. Treasury Bills.”

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

February 3, 2022 Page 4

COMMENT 10:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please inform the Staff in the response letter what UK-listed commodity futures the Fund will invest in, the material terms and features of such futures, and any significant differences in terms, features, or regulations compared with US-listed commodity futures.

Response:	The Fund will invest in UK-listed futures through foreign boards of trade (London Metal Exchange and ICE Europe), both of which are registered with the Commodity Futures Trading Commission (“CFTC”). Given that the Fund is expected to achieve its exposure through swaps, rather than through investment in the futures included in the index, any differences between those futures and US-listed commodity futures are not expected to be significant from a Fund strategy perspective.

COMMENT 11:

(Prospectus – Fund Summary – Principal Investment Strategy)

Given that the Index contains commodity futures traded on an exchange in the UK, please confirm whether “foreign investing” and “investing in the UK” should be added as principal strategies of the Fund in Item 4 and include accompanying risk disclosure.

Response:

The Registrant notes that although the Fund will have significant exposure to futures traded in the UK, the Registrant believes that such exposure is subject to risks generally associated with investing in commodities, rather than risks associated with investing in foreign issuers. The Registrant has added the following to “Commodity-Linked Derivatives Risk” under “Fund Summary – Principal Risks”:

“Certain of the futures contracts in which the Fund may invest trade on non-U.S. exchanges that impose different requirements than U.S. exchanges. These futures contracts may be subject to additional risks, including greater price volatility, temporary price aberrations and the potential imposition of limits that constrain appreciation or cause depreciation of the prices of such futures contracts, as well as different and longer settlement periods.”

February 3, 2022 Page 5

COMMENT 12:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states: “Under normal market conditions, the Index contains at least 15 of 24 of the most liquid commodity futures traded on exchanges in the United States and United Kingdom, selected based on the economic significance of the underlying commodities to the real economy, as well as liquidity criteria, within a diversification and risk management framework, as determined by Quantix.” Please clarify in plain English what is meant by “selected based on the economic significance of the underlying commodities to the real economy, as well as liquidity criteria, within a diversification and risk management framework.”

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

COMMENT 13:	(Prospectus – Fund Summary – Principal Investment Strategy) Explain how the Index is rules-based consistent with the common understanding of an index.

Response:	As reflected in the Index methodology document submitted to the Staff, the Index is constructed in accordance with a quantitative, rules-based methodology that involves five steps. The five steps involve the application of various formulas and rules to determine Index weights without the application of subjective judgment. The process is outlined in the “Fund Summary – Principal Investment Strategy” and “Additional Information about the Fund’s Investments – Indexing and Index Description” sections of the Prospectus.

COMMENT 14:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please disclose the commodities that shareholders of the Fund will have exposure to and circumstances under which such exposures will change. In this respect, the revised disclosure should explain how concepts such as “economic significance” and “risk management framework” factor into index construction.

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

February 3, 2022 Page 6

COMMENT 15:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please explain in greater detail and in plain English how Quantix “factors the sensitivity of each commodity to inflation and the roll yield return of the futures contracts for each commodity into the composition of the Index.” In this regard, although you define “backwardation,” “positive carry,” “contango” and “negative carry,” you do not explain how Quantix uses them to select securities.

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

COMMENT 16:	(Prospectus – Fund Summary – Principal Investment Strategy) In the “Summary—Principal Investment Strategy” section, please clarify what is meant by “other commodity-linked derivatives.”

Response:	The Registrant has removed the disclosure.

COMMENT 17:

(Prospectus – Fund Summary – Principal Risks)

In the “Summary—Principal Risks” section under “Excess Return Swaps Risk,” please define what is “excess” about an excess return swap. In addition, please clarify whether the Fund be a purchaser or seller of such swaps and how costs will be reflected, including in the fee table.

Response:

The Registrant has revised its strategy disclosure to include additional detail about excess return swaps, as reflected in PEA 8. The costs associated with swaps will be transaction costs and not reflected in the fee table. However, the Registrant has added the following to “Commodity-Linked Derivatives Risk” under “Fund Summary – Principal Risks”:

The Fund will incur certain costs as a result of its use of derivatives.

COMMENT 18:	(Prospectus – Fund Summary – Principal Risks) If the swaps in which the Fund invests are leveraged, please ensure the disclosure addresses the risk associated with using leverage.

February 3, 2022 Page 7

Response:

The Registrant notes that the following disclosure appears in “Commodity-Linked Derivatives Risk” under “Fund Summary – Principal Risks”:

“The Fund’s use of commodity-linked derivatives may also have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had.”

COMMENT 19:

(Prospectus – Fund Summary – Principal Risks)

Please supplementally explain to what degree the Fund’s portfolio will be leveraged and how the Adviser has considered its ability to track the Index while simultaneously complying with the derivatives rule and liquidity rule.

Response:	The Registrant notes that while the use of commodity-linked derivatives is expected to have a leveraging effect, the Fund is not expected to have notional exposures in excess of 100 percent of the Fund’s assets. From a liquidity perspective, the swaps the Fund will use to obtain exposure can be terminated at any time. The Fund plans to begin to comply with Rule 18f-4 on or around the required compliance date of August 19, 2022. Until then, the Fund will comply with the SEC and Staff guidance with respect to its investments in swap agreements and futures contracts. The Adviser is currently developing the Registrant’s derivatives risk management program that will apply to the Fund.

COMMENT 20:

(Prospectus – Fund Summary – Principal Risks)

The “Summary—Principal Risks” section includes “Investment in Other Investment Companies Risk.” Please include corresponding strategy disclosure related to investments in other investment companies.

Response:

The Registrant notes that the following appears in the “Fund Summary – Principal Investment Strategy” section:

“The Fund also holds U.S. Treasury securities and/or money market funds, which may be used as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation …“ (emphasis added).

February 3, 2022 Page 8

COMMENT 21:	(Prospectus – Fund Summary – Portfolio Management) In the “Summary—Portfolio Management” section, please add the month each portfolio manager began managing the Fund.

Response:	The Registrant has updated the disclosure.

COMMENT 22:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, please clarify what is meant by “economic significance, stronger ties to inflation and a reasonable cost to hold.”

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

COMMENT 23:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description) Please explain in plain English what “open interest and volume measures” are.

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

COMMENT 24:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the first bullet point under “The Quantix Inflation Index” in the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, please clarify what is meant by “the economic significance of each commodity,” as well as how it is calculated and over what time period. Please also clarify what is meant by the “real economy.”

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

February 3, 2022 Page 9

COMMENT 25:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please explain in the response letter why you believe the Quantix Inflation Index is an index and not a strategy by the Subadviser to construct a portfolio for the Fund.

Response:	As reflected in the Index methodology document submitted to the Staff, the Index is constructed in accordance with a quantitative, rules-based methodology. Solactive AG serves as calculation agent for the Index, which is published as an index (ticker: QIITR on Bloomberg). As such, the Index is an index rather than a strategy.

COMMENT 26:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

The fifth bullet point under “The Quantix Inflation Index” in the “Additional Information about the Fund’s Investments—Indexing and Index Description” section references investments in gold. Please confirm the Fund will have an exposure to gold. If so, please add strategy and risk disclosure.

Response:

The Registrant has revised the disclosure as reflected in PEA 8 to list gold as one of the commodities in which the Fund will invest. The Registrant has also added the following disclosure under “Summary—Principal Risks”:

Precious Metals Investment Risk: Prices of precious metals, including gold and silver, and of precious metal-related financial instruments historically have been very volatile and may fluctuate sharply over short periods of time. The high volatility of precious metals prices may adversely affect the prices of financial instruments that derive their value from the price of underlying precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals.

COMMENT 27:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the fifth bullet point under “The Quantix Inflation Index” in the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, it is unclear what is meant by “in ... a scarcity regime, the weight of Gold is determined using the standard process above.” Please clarify what is meant by the “standard process.”

February 3, 2022 Page 10

Response:	The Registrant has revised the disclosure as reflected in PEA 8.

COMMENT 28:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please clarify how the Index is rules-based, given disclosure that Quantix “may carry out additional ad hoc index rebalances or delay or cancel a scheduled rebalancing or reconstitution of the Index or the implementation of certain rules at its sole discretion subject to its internal guidelines.”

Response:	The Registrant has removed the disclosure.

COMMENT 29:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description) Please file the sub-license agreement as an exhibit to the registration statement.

Response:	The Registrant will file the sub-license agreement with the registration statement.

COMMENT 30:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please supplementally explain whether there are any conditions on the Fund’s ability to use the Index pursuant to the sublicense agreement (and if so what they are).

Response:	The sublicense agreement is designed to ensure that the rights granted by Quantix to the Adviser under the license agreement are extended to the Fund to the extent necessary and appropriate for the Fund to be able to utilize the Index in the pursuit of its investment objective. The sublicense agreement contains certain provisions regarding compliance with quality control standards set by the Adviser or Index Provider and with any applicable provisions of the license agreement between the Adviser and Index Provider.

February 3, 2022 Page 11

COMMENT 31:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, we note your statement that “Quantix has no obligation to take the needs of the Adviser or the owners of Shares of the Fund into consideration in determining or composing the Index.” Quantix serves as subadviser to the Fund and has obligations as a result. Please reconcile or otherwise explain this disclosure.

Response:	The Registrant has revised the disclosure to clarify that, in its role as index provider, Quantix has no obligation to take the needs of the Adviser or the owners of Fund shares into account. As discussed elsewhere, the Index is constructed in accordance with a rules-based methodology. In its role as Subadviser, Quantix fulfills its duties to the Fund by seeking to match the performance of the Index.

COMMENT 32:

(Prospectus and SAI)

Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

Response:

The Registrant has added the following disclosure:

The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

COMMENT 33:

(Prospectus and SAI)

Disclose that the investment adviser and subadviser to the subsidiary comply with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) and confirm that the subsidiary’s investment advisory and subadvisory agreements are or will be filed as exhibits to the registration statement.

February 3, 2022 Page 12

Response:

The Investment Advisory Agreement between the Subsidiary and the Adviser and the Subadvisory Agreement among the Subsidiary, the Adviser and the Subadviser (collectively, the “Subsidiary Advisory Agreements”) are not intended to and do not comply with Section 15 of the 1940 Act. The Subsidiary is not registered under the 1940 Act and therefore is not subject to the provisions of the 1940 Act. Accordingly, the Registrant respectfully declines to disclose that the Subsidiary Advisory Agreements comply with Section 15. Nonetheless, the Subsidiary Advisory Agreements bear several similarities to an investment advisory agreement between an investment adviser and a registered investment company that complies with Section 15.

The Subsidiary Advisory Agreements: (i) are written contracts; (ii) precisely describe all compensation to be paid thereunder; (iii) provide, in substance, that each may be terminated at any time by either the Adviser, Subadviser or the Subsidiary (as applicable) on thirty or sixty days’ written notice from the terminating party (as specified in the contract); and (iv) provide that each is not assignable by either party without the prior consent of the other.

The Subsidiary Advisory Agreements differ from an investment advisory agreement that complies with Section 15 in that: (i) each is not approved by the vote of a majority of the outstanding voting securities of the Subsidiary; (ii) each agreement’s continuance is not subject to annual approval by the board of directors of the Subsidiary or by a vote of a majority of the outstanding voting securities of the Subsidiary; and (iii) each is not required to be approved at an in person at a meeting called for the purpose of voting on such approval.

In addition to the fact that the Subsidiary Advisory Agreements are similar to an advisory agreement that complies with Section 15, we believe the relationship between the Adviser, Subadviser, Fund and Subsidiary gives rise to added protections that ensure that the Fund is not inadvertently harmed by potential conflicts of interest that may arise. Foremost, the Subsidiary is wholly owned by the Fund and the Subsidiary’s interests cannot be held by any other person or fund. Thus, the Subsidiary would not exist but for the Fund’s investment in the Subsidiary. As a result, the Fund effectively controls the Subsidiary. In addition, the Fund’s Board of Trustees is responsible for overseeing the Fund’s investment in the Subsidiary. Also, the Subsidiary and the Fund are each advised by the Adviser and Subadviser, which is beneficial for two primary reasons. First, it ensures that the Fund’s, the Adviser’s and the Subadviser’s interests are aligned because the Adviser and Subadviser are accountable for the performance of the Fund and the Subsidiary. In other

February 3, 2022 Page 13

words, the Fund’s performance is dependent, in part, on the performance of the Subsidiary and the Adviser’s and Subadviser’s asset-based compensation is dependent on the performance of both the Fund and the Subsidiary. Second, during the annual review of the Fund’s advisory agreement with the Adviser and subadvisory agreement with the Subadviser, the Fund’s Board of Trustees evaluates the Adviser and Subadviser and, on a consolidated basis, the services provided to the Fund and the Subsidiary consistent with the requirements of Section 15 and the Board’s fiduciary duties in its capacity as investment adviser to the Fund.

Notwithstanding the foregoing, the Registrant will file the agreements as exhibits to the registration statement.

COMMENT 34:	(Prospectus and SAI) Disclose that the subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the subsidiary.

Response:	The Registrant confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The custodian for the Subsidiary is State Street Bank and Trust Company as disclosed in the SAI. The Registrant has revised the disclosure accordingly.

COMMENT 35:

(Prospectus and SAI)

If you have not done so already, disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. In this regard, we note your statement that the subsidiary has adopted “substantially” the same investment policies and restrictions of the Fund.

Response:	The Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Risk” disclosure, among other risk factors.

February 3, 2022 Page 14

COMMENT 36:	(Prospectus and SAI) Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response:	The Registrant confirms the financial statements of the Subsidiary will be consolidated with those of the Fund.

COMMENT 37:

(Prospectus and SAI)

Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:	Confirmed.

COMMENT 38:

(SAI – Investment Restrictions – Fundamental Investment Restrictions)

The “Investment Restrictions—Fundamental Investment Restrictions” section on page 15 states: “To conform to the current view of the SEC that only domestic bank instruments may be excluded from industry concentration limitations, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect.” The Staff notes that this is not the SEC’s position. Please revise the disclosure.

Response:	The Registrant has updated the disclosure to delete this statement.

COMMENT 39:

(SAI – Creations and Redemptions – Acceptance of Creation Orders)

Please delete the term “absolute” and sections (iii) and (iv) of the following disclosure: “The Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund, for example if ... (iii) acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund (v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund.” In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

Response:

The Registrant has revised the disclosure as follows:

The Fund and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund, ~~for example~~ if, including but not limited to, the following conditions are present: (i) the order is not in proper form in accordance with the procedures set forth in the Participant Agreement; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of such Fund; (iii) ~~acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund; (iv)~~ acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund;~~ or ~~(vi)~~ (iv) in the event that circumstances outside the control of the Fund, the Transfer Agent, the Distributor or the Adviser make it for all practical purposes impossible to process creation orders.

A-15

February 3, 2022 Page 16

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP